PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Glencairn Gold Corporation of our report dated March 22, 2006 relating to the consolidated financial statements, which appears in this Annual Report.

(signed) "PricewaterhouseCoopers LLP"

Toronto, Ontario
March 22, 2006